

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

April 25, 2008

Mr. Jeffery Mason
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender Street
Suite 1020
Vancouver, B.C., Canada V6C 2V8

> **Re:**   **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **File No. 001-32210**

Dear Mr. Mason:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief